                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*

                               EROX Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   296022106
                        -------------------------------
                                (CUSIP Number)

                               EROX Corporation
                             2471 E. Bayshore Road
                              Palo Alto, CA 94303
                                (415) 424-0151
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August  19, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON   MK GVD Fund
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      I.D. #


--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                       (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)                                                           [_]


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                  1,333,333
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                                                                  1,333,333
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,333,333 shares of Issuer's Common Stock (1)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
12    INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                      11.47%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON   MK GVD Management
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      I.D. #


--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                       (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)                                                           [_]


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                  1,333,333
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                                                                  1,333,333
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,333,333 shares of Issuer's Common Stock (1)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
12    INSTRUCTIONS)


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                     11.47%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D


          Item 1.

               Security and Issuer.
               -------------------

          The title of the class of securities to which this Schedule 13D relates is Common Stock ("Issuer Common Stock") of EROX Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4034 Clipper Court, Fremont, CA 94538.


          Item 2.

               Identity and Background.
               -----------------------

          This statement is filed on behalf of (a) MK GVD Fund, a California limited partnership engaged in venture capital investments ("MK GVD") and (b) MK GVD Management, a California limited partnership engaged in venture capital investments ("GVD Management"). GVD Management is the general Partner of MK GVD. The general partners of GVD Management are Michael D. Kaufman ("Kaufman") and Greg Lahann ("Lahann"), each U.S. citizens. The business address for each of the foregoing is 2471 E. Bayshore Road, Palo Alto, CA 94303.

          Kaufman and Lahann are general partners of various venture capital funds affiliated with MK Global Ventures. The disclosures required by paragraphs (d) and (e) of this Item 2 are in applicable with respect to persons identified in this Item 2.

          Item 3.

               Source and amount of Funds or Other Consideration.
               -------------------------------------------------

          MK GVD acquired the securities of the Issuer disclosed on the cover page of this Schedule 13D pursuant to a certain Series AA Preferred Stock Purchase Agreement by and among the Issuer, Kaufman and MK GVD dated August 19, 1997 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, MK GVD paid an aggregate of $1,999,999.50 or $1.50 per share for 1,333,333 shares of the Issuer's Series AA Preferred Stock. MK GVD sourced such consideration from investment partnership funds. Also pursuant to the Stock Purchase Agreement, Kaufman purchased 100,000 Shares of the Issuer's Series AA Preferred Stock for an aggregate consideration of $150,000/(1)/. Kaufman sourced such consideration from personal funds.

          Item 4.

               Purpose of Transaction.
               ----------------------

          The purpose of the transaction described in Item 3 above was to acquire securities of the Issuer for investment purposes.

----------------
(1) A Schedule 13G has been filed with the Securities and Exchange Commission on behalf of Kaufman with respect to such purchase.

                                 SCHEDULE 13D

          Item 5.

               Interest in Securities of the Issuer.
               ------------------------------------

          (a) and (b) MK GVD and GVD Management each beneficially own 1,333,333/(2)/ shares of Issuer Common Stock, which constitutes 11.47% of the outstanding shares of the Issuer. Kaufman, as the controlling general partner of GVD Management, retains the voting and dispositve power over such shares. Kaufman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

          (c) During the past sixty days, the only transactions by the persons listed in paragraph (a) above involving Issuer Common Stock are described in
Item 3 above and Item 6 below.

          (d) Kaufman retains the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Schedule 13D relates. Kaufman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

          (e)  Inapplicable.

          Item 6.

               Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
respect to Securities of the Issuer.
-----------------------------------

          As described in Item 3, MK GVD and Kaufman are parties to the Stock Purchase Agreement pursuant to which they acquired 1,333,333 and 100,000 shares, respectively, of the Issuer's Series AA Preferred Stock for an aggregate consideration of $2,149,999.50. Also in connection with such transaction, MK GVD is entitled to elect one director of the Issuer.

          MK GVD and Kaufman are also parties to a certain Information and Registration Rights Agreement among the Issuer, Kaufman and MK GVD dated August 19, 1997 (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, MK GVD and Kaufman possess certain rights with respect to the registration of shares of Issuer Common Stock. Under the Registration Rights Agreement, holders of at least 25% of the Issuer's unregistered Common Stock or Issuer Common Stock issued or issuable upon conversion or exchange of any of the Issuer's securities which are convertible into Issuer Common Stock ("Registrable Securities") may, any time after August 19, 1998, request that the Issuer prepare and file a registration statement, on a form other than Form S-3 with respect to all or part of the Registrable Securities, subject to certain conditions, including the right of the Company to defer such registration for up to 120 days. Additionally, MK GVD and Kaufman, subject to certain conditions, have the right to request, at any time after August 19, 1998, registrations on Form S-3. Further, in the event that the Issuer proposes to register any of its Common Stock under the Securities Act of 1934, as amended, MK GVD and Kaufman are entitled to receive notice thereof and to include in such registration all or part of the Registrable Securities that they hold, subject to certain conditions, including the right of the underwriters to limit the number of shares of Issuer Common Stock to be included in such registration and underwriting.

          Item 7.

               Materials to be Filed as Exhibits.
               ---------------------------------

          Inapplicable.

-------------------
(2) Such Shares of the Issuer's Series AA Preferred Stock are convertible into an aggregate of 1,333,333 Shares of Issuer Common Stock based on conversion formulas, as appropriately adjusted, set forth in the Issuer's Certificate of Incorporation.

                                 SCHEDULE 13D


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 16, 1997



                                       MK GVD Fund

                                       By:  MK GVD Fund Management
                                            General Partner


                                       By: /s/ Michael D. Kaufman
                                          -------------------------------------
                                            Michael D. Kaufman
                                            General Partner


                                       MK GVD Management

                                       By: /s/ Michael D. Kaufman
                                          -------------------------------------
                                            Michael D. Kaufman
                                            General Partner

                                 SCHEDULE 13D

Schedule I Joint Filing Agreement, dated September 16, 1997, among the signatories to the Schedule 13D.


                            JOINT FILING AGREEMENT
                        PURSUANT TO RULE 13d-1 (f)(1)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.


Dated:    September 16, 1997

                                       MK GVD

                                       By:      MK GVD Management
                                                General Partner


                                       By: /s/ Michael D. Kaufman
                                          -------------------------------------
                                           Michael D. Kaufman
                                           General Partner



                                       MK GVD Management


                                       By: /s/ Michael D. Kaufman
                                          -------------------------------------
                                           Michael D. Kaufman
                                           General Partner